Exhibit 2.4.1

CONTRACT RELATED TO THE ASSIGNMENT OF TRADEMARKS

BY AND BETWEEN THE UNDERSIGNED:

•
JEANNE LANVIN, corporation with its head office at 15, rue du Faubourg Saint-Honoré, 75008 Paris, registered in the RCS de Paris under number 612 048 629, and represented by its Chair and Chief Executive Officer, Ms. Shaw Lan CHU-WANG, hereafter referred to as “LANVIN”,

Of the first part,

AND

•
INTER PARFUMS, corporation with its head office at 4, rond-point des Champs Élysées, 75008 Paris, registered in the RCS de Paris under number 350 219 382, and represented by its Chair and Chief Executive Officer, Mr. Philippe BENACIN, hereafter referred to as “INTER PARFUMS”,

Of the second part,

IT IS FIRST AND FOREMOST UNDERSTOOD THAT:

The ASSIGNOR and the ASSIGNEE have entered into a license agreement involving the use of trademarks and formulas, effective on July 1, 2004, and expiring on June 30, 2019, for a total period of 15 years (hereafter referred to as the “License Agreement”).

In accordance with the License Agreement, the ASSIGNEE markets and distributes, as of the date of this contract, perfume lines by using trademarks granted by the License Agreement. These lines are listed in Appendix A of this contract (hereafter referred to as “Trademarks”).

The ASSIGNOR wishes to assign the Trademarks, under Class 3, international trademark deposit, for the perfumes, toiletries and makeup listed in Appendix B (hereafter referred to as the “Products”) as well as all intellectual property rights, including rights to designs and models of the listed Products (hereafter referred to as “Intellectual Property Rights”) listed in Appendix D, to the ASSIGNEE who wishes to acquire them, as well as the formulas necessary for the manufacture of PRODUCTS owned by the ASSIGNOR on the day of the agreement.

The ASSIGNOR remains the owner of the Trademarks under all other international classes of trademark deposit as well as for products and services other than the Products.

The ASSIGNOR and ASSIGNEE are signing on this day (i) a contract related to the co-existence of trademarks (the “Contract Related to the Co-existence of Trademarks”), in which they specify the conditions under which each party will make use of the Trademarks for different products, and (ii) a technical assistance agreement.

The purpose of this contract is to provide a framework for the assignment of Intellectual Property Rights and Trademarks for which deposits are associated with this contract (Appendix C) and of which the ASSIGNOR is the owner, to on behalf of the ASSIGNEE.

AS A RESULT, IT HAS BEEN AGREED AND DECIDED THAT:

Article 1 - SUBJECT

1.
The ASSIGNOR hereby assigns, transfers and sells to the ASSIGNEE which accepts, without restriction or reservation, full and complete property rights to the deposited and/or registered Trademarks (as listed in Appendix A), including previous rights acquired from previous deposits of Trademarks, solely in Class 3, international trademark deposit, and only for the Products, for the entire World, with no restrictions or reservations other than those appearing in the contract. The registration certificates for the registered Trademarks are attached to Appendix C.

2.
With respect to Trademarks deposited but still in the process of being registered in Class 3, international trademark deposit on the day of the contract, notwithstanding opposing legislative provisions, the assignment will take place on the date the contract is signed. In the event that this assignment cannot be carried out due to legislative provisions, it will be carried out as early as possible. For that purpose, the ASSIGNOR agrees to inform the ASSIGNEE of the deposit procedure in place so that the ASSIGNEE may take necessary measures with respect to the registration of the transfer, in accordance with the provisions of Article 8 hereafter.

3.
The ASSIGNEE thus becomes the owner and exclusive holder of Trademarks in Class 3, international trademark deposit for the Products, according to the deposits and registration numbers as shown in Appendix C.

4.
The ASSIGNEE thus becomes the owner and holder of Intellectual Property Rights under this contract. If the assignment of certain rights, particularly copyright, must be formalized by a separate contract at a future date, the ASSIGNOR agrees to do what is necessary to establish this agreement so that the ASSIGNEE can fully exercise its above-mentioned rights and defend them against third parties.

5.	For the express purpose of interpreting this contract, the expression “Trademarks” is used in a restrictive sense to designate only those trademarks that meet the following cumulative criteria:

•	trademarks listed in Appendix A and registered trademarks whose certificates appear in Appendix C and

•	in Class 3, international trademark deposit and

•	for Products listed in Appendix B (at the exclusion of any other product or service).

6.	The ASSIGNOR will assign to the ASSIGNEE all documents concerning Trademarks and, if applicable, all documents related to Intellectual Property Rights, as expeditiously as possible.

7.	The ASSIGNOR assigns to the ASSIGNEE the right of priority associated with the Trademarks, as recognized by Article 4 of the International Convention for the Protection of Industrial Property.

8.
The ASSIGNOR also assigns to the ASSIGNEE which accepts all rights of judicial proceeding for previous occurrences of infringement not stipulated on the date of this assignment, and such rights are accepted by the ASSIGNEE.

9.
The occurrences, risks or benefits resulting from these proceedings are exclusively borne by the ASSIGNEE and benefit the ASSIGNEE. Consequently, the ASSIGNEE is from this point forward the only party subrogated in all the rights, acts and privileges of the ASSIGNOR with respect to the Trademarks and acquires the entire property and enjoyment of the Trademarks, which it may freely enjoy for the future.

10.	This assignment is agreed upon and accepted with no guarantees other than the material existence of the Trademarks and those stipulated in Article 2 below.

Article 2 - GUARANTEES

1.
The ASSIGNOR declares that it has knowledge of and has used the Trademarks, within the limits of the ASSIGNOR’s distribution network which exists to this day, in application of the provisions of the License Agreement. The Trademarks were registered, in accordance with the instruments of filing attached to this contract (Appendix C) and were regularly renewed by the stipulated deadlines.

2.
The ASSIGNOR guarantees that it has full ownership of the assigned registered Trademarks and certifies that, with the exception of the License Agreement, these trademarks have not been assigned, licensed, used as a pledge or security or been subject to any agreement or act (namely, agreements related to co-existence of trademarks), which would hinder the undisrupted use of Trademarks by the ASSIGNEE. With regard to the Trademarks currently being registered, the ASSIGNOR provides no guarantee other than the material existence of the deposits made in consideration of the result of these deposits.

3.	The ASSIGNOR guarantees that to its knowledge, the Trademarks are not the subject of current proceedings involving infringement or forfeiture and that it is free to assign them.

4.
The ASSIGNOR is not providing the ASSIGNEE with any guarantee other than its personal affirmation and the material existence of the registration of the registered Trademarks. The file concerning the registration is attached to Appendix C of this contract.

5.
The possible total or partial invalidation of the Trademark registrations or refusal to register Trademarks in the process of being deposited will not take away from any innovation or resolution of this contract, and the ASSIGNEE expressly recognizes that it is entering this assignment at its own risk and peril.

6.
The parties agree that the name “JEANNE LANVIN” in high-end ready-made clothing and in perfume is an important element of the Trademarks and their reputation. In this context, each of the parties considers essential that in all areas, the image of elegance, originality and quality associated with the LANVIN trademark be consistently maintained and respected. With this in mind, the parties are signing, on this day, the Contract Related to the Co-existence of Trademarks.

Article 3 - ASSIGNMENT PRICE

1.
This assignment is agreed upon and accepted at an overall and final price of Twenty-Two million (22,000,000) euros (the “Price”). The Price will be broken down by the parties between the trademarks that are used and those that are not used (in accordance with the breakdown appearing in Appendix A), in France or abroad, for requirements concerning “frais d’enregistrement”.

2.	The price is paid in full by the ASSIGNEE to the ASSIGNOR, by check delivered on this day, and a remittance and valid acquittance is given by the ASSIGNOR to the ASSIGNEE.

Article 4 - CONSEQUENCES OF THE ASSIGNMENT

As a consequence of the said assignment, the ASSIGNEE becomes the owner and holder of exclusive rights with respect to the Trademarks, with the result that on and after the signing of this document and provided that payment has been received, it will have full ownership and enjoyment of the Trademarks and may use them as it wishes, subject to the provisions in this contract and in the Contract Related to the Co-existence of Trademarks.

1.	The ASSIGNEE will pay, as of the day this document is signed, all taxes related to the renewal of Trademarks, for which the deadlines follow the signature of this contract.

2.	The contract takes effect as of the signing of this assignment contract.

3.
By mutual agreement, the signing of this contract results in the cancellation, effective immediately, of the Licensing Agreement, as it is specified that the ASSIGNEE agrees to pay the ASSIGNOR the license fees due for the use of the Trademarks up to the day of this contract, in accordance with the provisions in Article 9.2 of the License Agreement.

Article 5 - BUYBACK OPTION

1.
The ASSIGNOR benefits from a buyback option with respect to the Trademarks which are the subject of this contract (hereafter referred to as the “Option”), which the ASSIGNOR accepts, under the conditions stipulated hereafter. The Option also includes all the trademarks that the ASSIGNEE will be depositing and/or registering prior to the exercise of the Option and which will be associated with one or several Trademarks for the distribution and marketing of the Products (hereafter referred to as “Future Trademarks”). The ASSIGNEE agrees to provide, once a year, upon request of the ASSIGNOR, a statement of deposit and registration of Future Trademarks. In the case of Future Trademarks that have been deposited but not yet registered on July 1, 2025, the ASSIGNEE agrees to make its best effort to allow the registration of the assignment for the benefit and at the cost of the ASSIGNOR, once the Option has been exercised and the deposits carried out.

2.
The Option may be exercised by the ASSIGNOR effective July 1, 2025. The ASSIGNOR must inform the ASSIGNEE of its decision to exercise the Option by notifying the ASSIGNEE by registered mail with acknowledgment of receipt sent to the ASSIGNEE's head office to the attention of its legal representative, on December 31, 2024, at the latest. Once the Option is served, the parties will take the necessary measures and sign the appropriate assignment document so that the assignment of the Trademarks and Future Trademarks takes effect on July 1, 2025, in application of the exercise of the Option.

3.	Depending on the ASSIGNEE’S preference, the price for exercising the Option will be equal to one of the following amounts:

•	Seventy Million (70,000,000) euros

•	The average of the amounts of the Net Global Sales (as defined hereafter) realized in the calendar year ending on December 31, 2023, and in the calendar year ending on December 31, 2024.

The expression “Net Global Sales” refers to the consolidated global sales from the sale of Products sold under one or more Trademarks and/or Future Trademarks, as it is calculated based on French general accounting principles applied in a consistent manner by the ASSIGNEE (and in accordance with to the IFRS standard when applicable), with a deduction from POS, provided that it applies to the amount of sales before taxes invoiced by the ASSIGNEE to all its “retailers” (all points of sale or sales areas authorized to sell products bearing the “Jeanne Lanvin” trademark to the final consumer) and “independent distributors” (all independent businesses authorized to re-sell Products bearing the JEANNE LANVIN Trademark under a written contract or agreements with the ASSIGNEE, to retailers in one or more countries. An independent distributor is understood to be any entity not controlled by the ASSIGNEE within the meaning of the provisions of Article 233-3 of the Commercial Code. Furthermore, the Net Global Sales may not be lower than the portion related to the total net sales of the ASSIGNEE’s Products, as published in its annual financial statements, with a deduction made from POS. It is expressly understood between the parties that the deduction of the sales from POS is conditional upon the ASSIGNEE not realizing a margin of over 30% on its POS.

4.
In the event that the exercise price the Option chosen by the ASSIGNEE is based on the Net Global Sales, the ASSIGNOR will have the right to audit, through a an independent expert of its choice, the ASSIGNEE’s returns, particularly the detailed statement of annual sales of Products for the years 2023 and 2024.

5.	The exercise price of the Option will be paid on the day the Trademarks and Future Trademarks are assigned, in application of the exercise of the Option.

6.
The ASSIGNEE agrees, on behalf of the ASSIGNOR, to take any necessary measures to respect and ensure continued respect, in all its actions and initiatives, for the image of quality, elegance and originality associated with the Trademarks and Future Trademarks, particularly with respect to the quality of products distributed which use these trademarks as well as the esthetic appearance, publicity, promotion and distribution of the Products until July 1, 2025. These obligations are also outlined and detailed in the Contract Related to the Co-existence of Trademarks.

7.
The ASSIGNEE agrees not to assign the Trademarks and Future Trademarks to a third party between now and July 1, 2025, and agrees to allow licenses of rights to third parties on Trademarks and Future Trademarks for a period lasting beyond July 1, 2025.

8.
The ASSIGNEE agrees to take any necessary measures to guarantee that protection of the Trademarks and Future Trademarks is maintained until July 1, 2025, in all the territories in which the Trademarks and Future Trademarks are and will be used (for example, measures to pay off all taxes for trademark renewal or to initiate appropriate judicial proceedings in the case of infringement).

9.
The ASSIGNEE agrees not to discontinue a registration of one of the Trademarks or Future Trademarks, without the previous written consent of the ASSIGNOR, prior to July 1, 2025, with it being understood that this agreement would not prejudice the ASSIGNEE’s decision to stop distribution of the Products under the Trademark or Future Trademark in a given territory. If the ASSIGNOR wishes to maintain the registration of the concerned Trademark in this territory, the ASSIGNOR will renew the Trademark in question at its own cost.

10.
In the event that the Option is exercised by the ASSIGNOR, the ASSIGNEE will have the right to sell its inventory of Products and promotional items at standard market prices until December 31, 2005. Beyond this date, the ASSIGNEE must completely cease using the Assigned Trademarks and Products. Beyond the above-mentioned time period, the ASSIGNEE may no longer enjoy any of the Intellectual Property Rights with respect to Assigned Trademarks; the ASSIGNEE must inform the ASSIGNOR of all current contracts made with third parties, and the ASSIGNOR reserves the option of renewing the contracts or requiring the ASSIGNEE to terminate the contracts at its own expense.

11.
The ASSIGNOR may oppose the ASSIGNEE’s exercise of the above-mentioned right, on the condition that it (a) buys back the ASSIGNEE's inventory of Products and promotional items, as well as raw materials that make up the products and the sales supports, which are in the ASSIGNEE’s possession or which were ordered on the date the Option came into effect, at the industry cost price (as is reflected in the ASSIGNEE’s accounts) and (b) delivers any outstanding orders when the contract expires.

12.
In the event that the Option is exercised, and given that the transfer of personnel is related to the use of the Products, the ASSIGNOR will take the necessary measures to ensure that the ASSIGNEE's personnel are transferred to the new user of the Assigned Trademarks.

Article 6 - LANGUAGE OF THE CONTRACT

1.	This contract consists of six copies written in French. There is one copy for each party, one copy for the tax authority and one copy for each organization registering trademarks.

2.	If this contract is translated into one or more languages, only the French text will be considered as authoritative in the event of a dispute between the parties.

Article 7 - APPLICABLE LAW - DISPUTES

1. This contract is subject to French law.

2.	Any unresolved dispute arising between the parties from its interpretation and/or execution shall be submitted to the Tribunal de Grande Instance de Paris, unless an amiable resolution is reached.

Article 8 - REGISTRATION IN THE TRADEMARK REGISTER

1.	This assignment will be registered in the appropriate national registers (notably the National Intellectual Property Institute) by the ASSIGNEE as expeditiously as possible.

2.
The administrative costs of registering this assignment (including all registration fees) will be borne by the ASSIGNEE which enters into this obligation, taking into account the breakdown of the Price between the trademarks used and those not used, in France or abroad.

3.
In the event of technical, administrative or legal difficulty or impossibility (particularly related to the specifics of certain national trademark rights) in registering this assignment with the appropriate national registers in accordance with the provisions of this contract, the parties agree to work together to arrive at the best possible technical solution, on a case-by-case basis, in respect of the interests of each of the parties and of the spirit of this contract and to sign, if necessary, the supplementary agreements required for this purpose.

Article 9 - AUTHORITY

All authority to register or complete the said assignment at the register of trademarks is granted to the bearer of the original of this contract.

Article 10 - CONFIDENTIALITY

The parties will first consult together on the terms of the release that they will jointly publish regarding the signature of this contract.

With the exception of disclosure of information strictly required to carry out the formalities described in Article 8 and disclosure of information in respect of the ASSIGNEE’s obligations to disclose information under French and U.S. regulations applicable to listed companies, each party agrees to not disclose the terms and conditions of this contract of assignment without the prior consent of the other party. In the event that the ASSIGNEE needs to communicate publicly with respect to this contract in application of the above-mentioned regulations, the ASSIGNEE agrees to inform the assignor beforehand.

Signed in Paris
July 30, 2007
In six originals

/s/ Shaw Lan CHU-WANG	/s/ Philippe BENACIN
THE ASSIGNOR Ms. Shaw Lan CHU-WANG	THE ASSIGNEE Mr. Philippe BENACIN

LIST OF APPENDICES

Appendix A - Detail of Trademarks
Appendix B - List of Products
Appendix C - Certificates of Trademark deposit
Appendix D - List of designs and models

[SCHEDULES AND ANNEXES ARE OMITTED, BUT WILL BE FILED SUPPLEMENTALLY WITH THE COMMISSION UPON REQUEST]